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                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, DC  20549



                                   FORM 11-K

                                 ANNUAL REPORT



                        PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES ACT OF 1934



                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------



A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                   M/A/R/C INC. EMPLOYEE STOCK OWNERSHIP PLAN
                   ------------------------------------------

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                  M/A/R/C INC.
                           7850 NORTH BELT LINE ROAD
                              IRVING, TEXAS  75063
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ITEM 1.  CHANGES IN THE PLAN

             The Plan increased the number of eligible employees, changed the timing of portfolio transfers, and changed the entry dates and the service credit calculations from years of service to hours of service. During 1993, the Plan was amended to include an employee stock ownership plan ("ESOP") and is designed to comply with the regulations of the Internal Revenue Code. The Plan financed the transaction with a loan of $2,444,144 from the Company. The loan bears interest of 7.04% and has a term of 15 years.

ITEM 2.  CHANGES IN INVESTMENT POLICY

             Participants may elect to have contributions credited to their accounts in increments of 10 percent of the total contributions among the four categories of investment funds described in Item 8. A Participant's investment election may be changed with respect to subsequent contributions on the first day of January, April, July, or October in any year. A Participant may request a transfer of funds from one investment fund to one or more of the others at any time.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

             The following contributions have been made to the Plan for the past five years:

                                         Company            Participant
                                         -------            -----------
                       1996               $259,006             $910,055
                       1995                518,011              829,827
                       1994                      0              655,268
                       1993                259,006              604,888
                       1992                      0              608,701

                  Employee contributions began April 16, 1987.

ITEM 4.  PARTICIPATING EMPLOYEES

             As of December 31, 1996, there were 663 Participants in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

             The members of the Compensation Committee of the Company's Board of Directors are the Administrators of the Plan. No compensation was paid to any Administrator by the Plan for services as such.

             The names, addresses, and positions with M/A/R/C Inc. of the Administrators are as follows:

                          CECIL B. PHILLIPS                         7850 North Belt Line Road
                          Chairman of the Board                     Irving, Texas  75063

                          THOMAS J. TIERNEY                         2301 North Akard
                          Director                                  Dallas, Texas  75201

                          ROLAN G. TUCKER                           200 Walnut Hill Avenue
                          Director                                  Hillsboro, Texas  76645




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ITEM 6.  CUSTODIAN OF INVESTMENTS

             During 1996, the Plan changed trustees from Investment Advisers, Inc. to Marquette Trust Company. The Trustee is to maintain custody of the assets in the Participants' accounts. Plan expenses in excess of forfeitures are paid by the Company. The Plan incurred the following expenses for trustee, legal, and accounting services during 1996:

                     PAID BY                   M/A/R/C INC.                  FORFEITURES
                     -------                   ------------                  -----------
                     Paid to:
                       IAI                        $11,733                      $11,160
                       Legal                        4,152                            0
                       Marquette                    7,873                       10,518
                       Towers Perrin                9,450                        8,225

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

             Each quarter, every Participant receives an individual Participant statement disclosing the status of his or her account during the preceding three-month period (including the opening and closing totals and a breakdown of withdrawals, contributions, and other allocations to or from the account).
Once a year, each Participant receives a Summary Annual Report (a summary of the IRS Form 5500 as filed with the IRS/DOL).

ITEM 8.  INVESTMENT OF FUNDS

             During 1986, no Plan funds were invested in securities other than those of the Company.

             During 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994, 1995, and
1996, Plan funds were invested in Company common stock, equity securities, fixed income securities, and bond securities.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

             The financial statement information and supplemental data required in response to this item is incorporated herein by reference to pages 1 through 19 of the Annual Report to Participants of the Plan for the Plan year ended December 31, 1996, a copy of which is attached as "Exhibit A."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        M/A/R/C INC. EMPLOYEE
                                        STOCK OWNERSHIP PLAN


                                        By:    /s/ Cecil B. Phillips
                                             ----------------------------------


                                                Cecil B. Phillips
                                                Member of Plan Administrative
                                                Committee


June 30, 1997





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